RAND WORLDWIDE, INC.

161 Worcester Road, Suite 401

Framingham, Massachusetts 01701

June 30, 2011

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Rand Worldwide, Inc. – Registration Statement on Form S-1 (File No. 333-173162)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Rand Worldwide, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of its Registration Statement on Form S-1 (File No. 333-173162) (the “Registration Statement”) for Friday, July 1, 2011 at 4:00 p.m. (EDT), or as soon as possible thereafter.

In connection with this request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there are no underwriters involved in the offering registered by the Registration Statement and, therefore, this acceleration request by the Company is the only request for the acceleration of effectiveness required under Rule 461.

If you have any questions regarding the foregoing, please call Marc Mantell of Edwards Angell Palmer & Dodge LLP, counsel to the Company, at (617) 239-0767.

Very truly yours,

/s/ Lawrence Rychlak

Lawrence Rychlak President and Chief Financial Officer

cc:	James Barrett; Marc Mantell

Edwards Angell Palmer & Dodge LLP